

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2016

Brad E. Cetron
Global Chief Compliance Officer
Neuberger Berman LLC
605 Third Ave
New York, NY 10158

> **Re: Ultratech, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed June 27, 2016 by Neuberger Berman LLC. et al.**
> **File No. 000-22248**

Dear Mr. Cetron:

We have reviewed the above-captioned filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending this filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

General

1.   As we believe the participants are aware, Note (b) to Rule 14a-9 provides examples of certain statements which may be viewed as misleading depending upon the facts and circumstances. The following assertions regarding the issuer's management, including the board of directors, appear to fall within the scope of the rule:

- "Ultratech may have the longest-serving underperforming CEO and Board of Directors in all of America." (page 5)
- Stating that the board has an "indefensible track record." (page 6)

These examples are not intended to serve as an exhaustive list of instances in which certain statements may have been inconsistent with Rule 14a-9. Please provide us with the factual support for the cited statements. In addition, please confirm the participants will disclose the factual basis for similar such statements in the future, or advise.

2. Each statement or assertion of opinion or belief made in your filing must be characterized as such and be supported by a reasonable basis that is self-evident disclosed in the materials, or provided to the staff on a supplemental basis. Please revise to the extent necessary, and provide supplemental support where appropriate for any non-conforming statement, including the following:

- "…our proposed independent nominees have created more than $1 billion in value for stockholders…," (page 4)
- "…losing anything less than 35% of stockholders' money over ten years would qualify as outerperformance," (page 5) and
- "…for every one dollar of net income the Company has earned in the last 15 years, the Company's CEO, CFO and directors have put two dollars in their own pockets as compensation." (page 5)

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the required disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jennifer López, Attorney-Advisor, at (202) 551-3792 or me at (202) 551-3266 with any other questions.

Sincerely,

/s/ Jennifer López for

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Philip Richter
       Fried, Frank, Harris, Shriver & Jacobson